Morgan

The Morgan Crucible Company plc

Morgan House, Madeira Walk,
Windsor, Berkshire SL4 1EP
Telephone: 01753 837000
Telefax: 01753 850872
DX No. 3824
www.morgancrucible.com

29th January 2004

04012582

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: The Morgan Crucible Company plc – File No. 82-3387

Ladies and Gentlemen:

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of The Morgan Crucible Company plc (the 'Company'), File No.82-3387.

Such material shall not be deemed to be 'filed' with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the 'Act').

The furnishing of any such material shall not constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,

David Coker
Company Secretary

Enclosure

Registered Office as above
Registered in England No 286773

communicate RNS

Full Text Announcement

Other Announcements from this Company

ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Holding(s) in Company
Released	10:10 30 Jan 2004
Number	8210U

NOTIFICATION OF CHANGE OF INTERESTS IN SHARES

The Morgan Crucible Company plc (the "Company") received notice on 29th January 2004 that, in accordance with Part V1 of the Companies Act 1985, Schroder Investment Management Limited and its subsidiary and affiliated companies no longer have a notifiable interest in the Company's Ordinary Shares of 25 pence each following their holding now representing less than 10% of the nominal value of the Company's share capital.

END

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